February 28, 2025

Stephen Herbert
Chief Executive Officer
Armada Acquisition Corp. II
1760 Market Street, Suite 602
Philadelphia, PA 19103

       Re: Armada Acquisition Corp. II
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 3, 2025
           CIK No. 0002044009
Dear Stephen Herbert:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 21, 2025 letter.

Amended Draft Registration Statement
Cover page

1. We note your response to comment 3. Please clarify the amount that may be distributed to management for working capital purposes.
Management's Discussion And Analysis, page 98

2. Please expand your response to prior comment 11 to address the financing needed for the business combination by Armada Acquisition Corp. I with Rezolve AI Limited in
       August 2024.
 February 28, 2025
Page 2

Conflicts of Interest, page 144

3. Refer to prior comment 14. We note that on page 135 you continue to state that you do not believe, however, that the fiduciary duties or contractual obligations of your directors or officers will materially affect your ability to complete your initial business combination. Please revise.
        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Gerry Williams, Esq.